FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  August 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

                           Website: www.tevapharm.com

Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO,	Teva North America	(215) 591-3030
	Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS SECOND QUARTER 2006 RESULTS

Financial Guidance for 2006 raised

●       Quarterly Sales Increased  77% to $2,172 Million

●       Reported Net Income of $488 Million and Fully Diluted EPS  of $0.59 Including Certain Charges

●       Adjusted Second Quarter (excluding certain charges)* Net Income of $541 Million, up 124% and Adjusted* Fully Diluted EPS of $0.66, up 83%

●       Results include full IVAX quarter for the first time

Jerusalem, Israel, August 8, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended June 30, 2006, the first full quarter to include IVAX results  since completing the IVAX acquisition on January 26, 2006.

The second quarter 2006 US GAAP results, which include $31 million of inventory step-up in connection with the IVAX acquisition, $22 million of product rights impairment and $12 million of restructuring charges, impairment of fixed assets and in-process R&D in associated companies amounted to net income of $488 million, or $0.59 per fully diluted share. Teva believes that excluding these charges from the second quarter results represents a better indicator of the underlying trends in the Company`s operations. Adjusted* net income for the second quarter of 2006 was $541 million, up 124% over the comparable quarter of 2005. Adjusted* fully diluted EPS reached $0.66, up 83% over the $0.36 earned in the comparable quarter of 2005.

Israel Makov, Teva`s President and Chief Executive Officer, commented on today`s results: "This was an outstanding and exciting quarter for Teva-a quarter of record-breaking financial results and major strategic achievements. The highlight was our extremely successful launch of simvastatin, the largest in the history of the generics industry. This launch, like all of our accomplishments during the quarter, speaks eloquently to Teva`s robust business model, the unmatched strength and flexibility of our global supply chain, and our excellence in executing our strategies. Teva is well positioned to continue to capitalize on its strengths and address the opportunities and challenges of our dynamic global marketplace."

Mr. Makov added, "We also made tremendous progress on the IVAX integration, which is proceeding at a record pace. In fact, we are already reaping the fruits of the IVAX' acquisition, which is already accretive, and is expected to be so for the entire year, and thereafter."

Net Sales in the second quarter of 2006 increased 77% over the comparable quarter last year to $2,172 million, with new product launches in the U.S. and the inclusion of IVAX' sales which benefited all regions, being the main contributors to this growth.

* For a reconciliation of net income and EPS to the adjusted numbers, see attached table

North America accounted for 62% of net sales, while Europe contributed 24% and International (primarily Latin America, Central and Eastern Europe and Israel) 14%.

North American pharmaceutical sales (including Copaxone®) reached $1,227 million in the quarter, compared to $624 million in the second quarter of 2005, an increase of 97%.  Sales benefited this quarter from seven new product launches in the U.S., the most significant of which were simvastatin and pravastatin, an additional 19 new products that were not sold in the comparable quarter of 2005 and increased sales of Copaxone®.

As of August 1, 2006, Teva had 148 product applications awaiting final FDA approval. Collectively, the brand products covered by these applications have annual U.S. sales of approximately $84 billion.  Teva believes it is the first to file on 46 of these applications relating to products whose annual U.S. branded sales are over $35 billion.

Pharmaceutical sales in Europe (including Copaxone®) increased 41% in the quarter to $491 million. In addition to the acquisition of IVAX, the increase is due to higher generic sales (including the launch of 38 products spread over nine markets this quarter) and increased Copaxone® sales.

International pharmaceutical sales, which include primarily Latin America, Central and Eastern European countries and Israel, increased 120% in the quarter to $265 million. The increase is due to the addition of new markets as well as expanding sales in existing markets, in Latin America and Central and Eastern Europe, as a result of the IVAX acquisition.

Global in-market sales of Copaxone® during the quarter were $353 million, an increase of 22% over the second quarter of 2005, with Copaxone® once again the fastest growing multiple sclerosis (MS) therapy worldwide. U.S. in-market sales increased by 19% to $231 million. In-market sales outside the U.S., mainly in Europe and Canada, increased by 26% to $123 million. According to IMS data, in the U.S., Copaxone® continued to strengthen its position as market leader reaching a market share of 33.9% in TRx and 34.9% in NRx in June 2006.

Azilect® - In July 2006, Azilect® (rasagiline tablets), Teva`s once-daily treatment for Parkinson's disease and its second innovative drug, became available in the U.S. The product is being marketed by Teva's U.S. innovative product marketing subsidiary, Teva Neuroscience, Inc., Today, Azilect®, which is indicated for the treatment of the signs and symptoms of idiopathic Parkinson's disease as initial monotherapy and as adjunct therapy to levodopa, is available in 16 countries.

Total API sales, including internal sales to Teva's pharmaceutical businesses, reached $357 million, an increase of 41% over the second quarter of 2005.  API sales to third parties reached $145 million, an increase of 14% over the second quarter of 2005. The substantial increase in internal sales reflects the increasing extent of our vertical integration.

Adjusted Gross profit margin, excluding the inventory step-up that increased cost of goods sold, reached 55.4% in the second quarter of 2006 compared with a gross profit margin of 47.4% for the second quarter of 2005 and 47.2% for fiscal 2005. This exceptionally high margin reflects the substantial volume of this quarter's product launches in the U.S., which are vertically integrated, of which the largest was simvastatin.

Net R&D expenditures grew 33% to a quarterly record of $121 million.

Selling, General and Administrative (SG&A) represented 17.3% of net sales and amounted to $376 million, as compared to 14.9% of net sales and $183 million in the second quarter of 2005.  This higher level primarily reflects the substantially higher proportion of branded business and branded generic market in Teva's current mix with its higher SG&A expenses level, mainly due to the IVAX acquisition. SG&A this quarter also included expensing of employee stock options of approximately 1 cent per share.

The Tax rate provided for the second quarter was 16.7% of pre-tax adjusted income. This adjusts the annual tax rate to 17.5%, our current best estimate for 2006, compared with a rate of 18% for 2005.

Cash flow generated from operating activities for the second quarter of 2006 was $212 million, a significant number considering the increased receivables due to the U.S. major product launches this quarter. Cash and marketable securities amounted to $1.65 billion as of June 30, 2006.

Shareholders Equity at June 30, 2006 reached $9.9 billion, up by $0.7 billion from March 31, 2006, mainly reflecting the high net income generated this quarter.

Share Count - For the second quarter of 2006, the share count for the fully diluted EPS calculation was 833.9 million shares.

2006 Financial Outlook

The company currently expects 2006 sales to reach approximately $8.5 billion.  The company is increasing its previously announced 2006 earnings per share range expectations relating to adjusted (before certain charges) fully diluted EPS, from $2.02 to $2.15 (including simvastatin exclusivity) to be in the range of $2.15 to $2.25

Dividend

The Board of Directors, at its meeting on August 7, 2006, declared a cash dividend for the second quarter of 2006 of NIS 0.34 (approx. 7.7 cent according to the rate of exchange on August 7, 2006) per ADR. The record date will be August 15, 2006 and the payment date will be August 31, 2006. Tax will be withheld at a rate of 16%.

Conference Call

Teva will host a conference call to discuss the Company`s second quarter results on Tuesday, August 8, 2006 at 08:45 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site. Alternatively, a replay of the call will be available until August 15, 2006 at midnight (ET). For international callers please dial (201)-612-7415, From the USA dial ++1-(877)-660-6853.  To access the replay please enter both Account #: 3055 and Conference ID#: 209542.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate IVAX Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic  product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, including a recent increase in hostilities involving Israel, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Consolidated Statements of Income (Loss)

(Unaudited, in millions, except earnings (loss) per ADR )

	April -June	January -June
	2006	2005	2006	2005
	U.S. Dollars

NET SALES	2,172.4	1,227.2	3,844.9	2,532.1
COST OF SALES	1,001.1	645.4	1,950.2	1,346.6
GROSS PROFIT	1,171.3	581.8	1,894.7	1,185.5
R&D EXPENSES - net	120.6	90.5	223.4	178.7
SG&A EXPENSES	375.5	182.7	691.1	367.3
	675.2	308.6	980.2	639.5
ACQUISITION OF R&D IN PROCESS			1,248.0
IMPAIRMENT AND RESTRUCTURING EXPENSES	27.8		30.6
OPERATING INCOME (LOSS)	647.4	308.6	(298.4)	639.5
FINANCIAL EXPENSES - net	56.4	0.9	70.7	1.3
INCOME (LOSS) BEFORE TAXES	591.0	307.7	(369.1)	638.2
INCOME TAXES	96.5	66.1	144.7	137.2
	494.5	241.6	(513.8)	501.0
PROFIT (LOSS) OF ASSOCIATED COMPANIES	(5.2)	0.2	(4.7)	0.3
MINORITY INTERESTS	0.9	0.6	1.8	1.0
NET INCOME (LOSS)	488.4	241.2	(520.3)	500.3
EARNINGS (LOSS) PER ADR:
Basic ($)	0.64	0.39	(0.70)	0.81
Diluted ($)	0.59	0.36	(0.70)	0.74
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	764.7	615.6	743.4	618.0
Diluted	833.9	678.2	743.4	680.6

NORMALIZED NET INCOME:*	541.2	241.2	827.2	500.3
NORMALIZED EARNINGS PER ADR:*
Basic ($)	0.71	0.39	1.11	0.81
Diluted ($)	0.66	0.36	1.03	0.74
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	764.7	615.6	743.4	618.0
Diluted	833.9	678.2	811.3	680.6

*See reconciliation attached

Reconciliation Between Reported and Normalized Net Income (Loss)

(Unaudited, in millions, except earnings (loss) per ADR )

	April - June		January - June
	2006	2005	2006	2005
	U.S. Dollars

REPORTED NET INCOME (LOSS)	488.4	241.2	(520.3)	500.3
IVAX PURCHASE ACCOUNTING ADJUSTMENTS
ACQUISITION OF R&D IN PROCESS			1,248.0
INVENTORY STEP - UP	31.4		94.9
IMPAIRMENT AND RESTRUCTURING EXPENSES	27.8		30.6
ACQUISITION OF R&D IN PROCESS IN
ASSOCIATED COMPANIES	5.6		5.6
TAX APPLICABLE	(12.0)		(31.6)
NORMALIZED NET INCOME	541.2	241.2	827.2	500.3

DILUTED EARNINGS (LOSS) PER ADR
REPORTED ($)	0.59	0.36	(0.70)	0.74
NORMALIZED ($)	0.66	0.36	1.03	0.74

Balance Sheet Data

(Unaudited, in millions)

	June 30	December 31
	2006	2005
	U.S. Dollars
ASSETS

CURRENT ASSETS	6,666.5	5,505.3
INVESTMENTS & OTHER ASSETS	650.8	410.6
FIXED ASSETS - net	2,119.5	1,360.9
INTANGIBLE ASSETS - net	9,932.1	3,110.6
TOTAL ASSETS	19,368.9	10,387.4

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	3,993.8	2,260.1
LONG-TERM LIABILITIES	5,440.4	2,077.0
MINORITY INTERESTS	33.4	8.0
SHAREHOLDERS` EQUITY	9,901.3	6,042.3
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	19,368.9	10,387.4

Sales for the Quarter April - June 2006 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total

North America	1,343.8	703.1	91.1%	61.8%
Europe*	527.3	381.6	38.2%	24.3%
International	301.3	142.5	111.5%	13.9%
Total	2,172.4	1,227.2	77.0%	100.0%

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total

Pharmaceutical	1,983.2	1,094.0	81.3%	91.3%
A.P.I.	145.0	127.4	13.7%	6.7%
Animal Health and Other	44.2	5.8	662.1%	2.0%
Total	2,172.4	1,227.2	77.0%	100.0%

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total

North America	1,227.3	624.1	96.6%	61.9%
Europe*	491.4	349.5	40.6%	24.8%
International	264.5	120.4	119.7%	13.3%
Total	1,983.2	1,094.0	81.3%	100.0%

* Western Europe and Hungary

Sales for the Period January - June 2006 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total

North America	2,302.3	1,491.7	54.3%	59.9%
Europe*	956.4	749.0	27.7%	24.9%
International	586.2	291.4	101.2%	15.2%
Total	3,844.9	2,532.1	51.8%	100.0%

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total

Pharmaceutical	3,472.6	2,275.7	52.6%	90.4%
A.P.I.	294.0	245.4	19.8%	7.6%
Animal Health and Other	78.3	11.0	611.8%	2.0%
Total	3,844.9	2,532.1	51.8%	100.0%

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total

North America	2,078.0	1,354.0	53.5%	59.8%
Europe*	871.9	675.8	29.0%	25.1%
International	522.7	245.9	112.5%	15.1%
Total	3,472.6	2,275.7	52.6%	100.0%

* Western Europe and Hungary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 8, 2006